

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
David R. Smith
Chairman of the Board and Chief Executive Officer
CMSF Corp.
980 Enchanted Way, Suite 201 A/B
Simi Valley, CA 93065

> **Re: CMSF Corp.**
> **Form 8-K**
> **Filed August 11, 2011**
> **File No. 033-64534-LA**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 2

1.   Please revise to include all material terms of the merger transaction. For example, please clarify the number of shares exchanged and the total purchase price or total value of purchase price consideration.

Description of Business, page 4

2.   Please provide us independent, objective support for the numerous statements throughout your document of the benefits or advantages of your technology, products and potential products and of the benefits, expertise, experience, unique capabilities, substantial manufacturing infrastructure, and competitive advantages of your operating subsidiary.

Introduction, page 4

3.   Please revise to discuss the development of your acquired business during the past three years, including the form and year of organization and any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Refer to Regulation S-K Item 101(h).

Technology Development, page 4

4.   Please revise the second sentence of the first paragraph on page 5 to clarify the "extensive expertise" and "relatively unique capabilities" of AMS and what constitutes a "relatively short time frame" and "relatively low cost."

5.   Please revise the second paragraph on page 5 to quantify and describe the small number of initial development projects, including what the projects entail, when the projects are expected to begin, the expected timeline of these projects, and how the projects would leverage technical and manufacturing expertise of AMS.

Technology, page 5

6.   Please revise the second paragraph on page 6 to clarify when AMS entered into the sensor market and when you plan to update your GMR capabilities and extend your efforts in MTJ development.

7.   Please revise the fourth paragraph on page 6 to clarify the duration of your patents and license agreements and to describe the material terms of your license agreements. Refer to Regulation S-K Item 101(h)(4)(vii).

Markets, page 6

8.   Please revise this section to clarify which of the listed markets, including the subsets of those markets, are your current markets and which are potential or proposed markets; your principal products that serve your current markets; and when and how you intend to address potential markets. Refer to Regulation S-K Item 101(h)(4)(i), (iii).

9.   Please revise where appropriate to clarify "high margin" and provide support for your statements that the products or markets support higher gross margins.

10.   Please revise the last two paragraphs on page 6 to clarify "major part of the magnetic sensor market" and "significant incremental revenue," the last sentence of the first paragraph on page 7 to clarify "very large," the last paragraph on page 7 to clarify "large and growing," and the first paragraph on page 8 to clarify "substantial market," "substantial part of this market and are growing" and "wide range of applications."

Compass Sensors, page 8

11.   Please revise to clarify "majority of revenues" and provide the basis for your belief that you have opportunities to supply other companies with this product in 2011 and 2012 and that there is "substantial opportunity to grow." Please also revise where appropriate to clarify the nature of your relationship with the customer accounting for a majority of your revenues, including the material terms of your arrangements with this customer.

Medical Switch for ICD/Pacemakers, page 8

12.   Please revise to clarify where you are in the process of qualifying your sensor for use in implantable medical devices. Please also clarify "modest" volumes and "substantial" gross margins.

MEMS Switches, page 8

13.   Please revise to clarify the status of your discussions with additional customers and when you expect to participate in the mobile handset market.

Magnetics for Molecular Diagnostics, page 8

14.   Please revise to clarify "in the early stages of fabricating" and when you expect to complete development of a protein chip for the molecular diagnostic market.

Products in Development, page 8

15.   Please revise this section where appropriate to clarify the status of your potential products, such as when you expect to complete development, bring new products to market, or enter new markets such as the hearing aid market. Please also revise the third paragraph on page 9 to clarify "longer development cycle."

Manufacturing, page 10

16.   Please revise this section to describe the sale-lease back transactions between AMS and its customers mentioned on pages 16 through 17 of the audited financial statements of Advanced MicroSensors, Inc. and on page 8 of the audited financial statements of Plures Technologies, Inc.

17.   Please revise the second sentence of this section to clarify when you intend to add the referenced manufacturing functions.

18.   Please revise to clarify the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).

Quality, page 10

19.   Please provide the basis for your belief that your operations "materially conform" to ISO
       9001:2000 and ISO 14001 standards. Please also clarify "there has not been a recent
       recertification." For example, please clarify when you received certification previously
       and when or if your certification expired.

Competition, page 10

20.   We note your disclosure that you are competitive and well-positioned to provide products
       that could enable enhanced functionality and that you do not compete primarily on the
       basis of price. Please expand your disclosure to describe your methods of competition
       and your competitive position, such as how you are competitive and how your products
       compare to those of your competitors. Refer to Regulation S-K Item 101(h)(4)(iv).

21.   We note your disclosure of your technology development business on page 4 and of the
       risks related to licensing promising intellectual property on page 15. Please tell us why
       you do not discuss competition in your technology development business in this section.

Regulation, page 11

22.   Please clarify the need for any government approval of your principal products. If you
       have not yet received necessary government approval for your principal products, please
       discuss the status of approval within the government approval process. Refer to
       Regulation S-K Item 101(h)(4)(ix).

Employees, page 11

23.   With a view toward appropriate disclosure, please tell us whether Plures Technologies,
       Inc. has any employees other than those disclosed for AMS.

Risk Factors, page 12

24.   Please revise to clarify all material risks. For example, please clarify any material risks
       related to your sale-lease back transactions and significant future uncertainty in securing
       necessary equipment and your business in foreign countries.

25.   We note the liquidation preference on your Series A preferred stock. Please add a risk
       factor that the liquidation preference could have the effect of preventing your common
       stockholders from receiving any proceeds in the event your company is liquidated.

26.   We note from your disclosure on page 31 that, under certain circumstances, the holders of
       the Series A preferred stock may elect a majority of your board of directors. Please add
       appropriate risk factor disclosure.

Our newly acquired AMS operation . . . , page 12

27.   Please revise to quantify the reduction in legacy revenues for AMS and the increase in
        MEMS and Spintronics revenues.

We will need substantial additional financing, page 12

28.   Please revise to clarify "substantial additional financing."

A substantial amount of equipment owned by a customer must be replaced, page 13

29.   Please revise to clarify "substantial amount of equipment" and the cost to replace the
        equipment. With a view toward appropriate disclosure, please tell us how you have not
        followed the terms of the agreement and the status of your discussions with the customer
        regarding the timing of the return of the equipment. Please also file your Equipment
        Purchase and Usage Agreement as an exhibit.

We are in competition . . . , page 15

30.   We note your disclosure in this section that one of your primary means of competition is
        development of desirable products. We also note your disclosure on page 9 that you "did
        not expend any significant amount on research and development" in the last two fiscal
        years. Please tell us how you have been competing based on product development given
        your recent research and development activities.

We plan to fund certain of our development efforts . . . , page 16

31.   Please revise to describe any current government grants, such as the grant mentioned on
        page 12 of the audited financial statements for Advanced MicroSensors, Inc., and the
        status of any application for government funds.

We will lose revenue . . . , page 16

32.   Please revise to clarify "a significant percentage of revenue" and the number of
        customers on which you rely for this revenue.

Our reputation could be damaged . . . , page 16

33.   We note your disclosure that you are "continually researching and developing." We also
        note your disclosure on page 9 that you "did not expend any significant amount on
        research and developing" in the last two fiscal years. Please revise where appropriate to
        clarify the extent of your research and development activities, such as in the last two
        fiscal years.

Management's Discussion and Analysis of Financial Condition . . . , page 24

Results of Operations, page 27

34.   Please expand to describe the factors leading to the cancellation of tape head orders in 2011 and quantify the impact on revenues. Please also quantify the offsetting amount of sales of other MEMS devices.

35.   Please discuss all significant components of your expenses, including the effect of the cost of raw materials on your cost of revenues

36.   Please expand to also quantify gross margin as a percentage measure. Further, please describe significant factors responsible for changes in the percentage measure from period to period.

37.   Please expand to clarify why operating expenses increased despite the 49% decrease in revenues. Please also quantify and describe any significant changes in the components of operating expenses from period to period.

38.   Please expand to describe or to refer to a description of the transactions responsible for the significant gains recognized on the sale/leaseback arrangements.

Liquidity and Capital Resources, page 28

39.   We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

40.   We note your disclosure in the third paragraph that to date AMS has been successful in negotiating new lease agreements related to equipment. Please revise where appropriate to discuss the loss of relationships with customers with whom AMS has entered Purchase and Usage Agreements as well as the inability of AMS to renew a lease with one customer who has asked for its equipment to be made available for shipment to China.

41.   Please expand to describe the key drivers of the significant increase in cash used in operating activities of AMS in its year ended April 3, 2011.

42.   Please revise to disclose the material terms of your loans and convertible notes mentioned in the ninth, tenth, and eleventh paragraphs.

43.   Please revise the last paragraph on page 28 to describe the status of your discussions regarding a loan from a state related entity for the purchase of equipment in the amount of $2 million.

Executive Officers . . . , page 29

44.   We note that your table of executive officers does not include a chief financial officer. Please advise.

45.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure. Refer to Regulation S-K Item 401(e).

46.   Please reconcile your disclosure that David R. Smith has been your Chairman and Chief Executive Officer since February 2009, Glenn J. Fricano has been your director since 2009 and President since 2010, and Stuart M. Sieger has been your Vice President, Secretary and General Counsel since February 2009 with your disclosure on page 34 that Stephen Crosson resigned as your Chief Executive Officer, Chief Financial Officer, and Secretary in August 2011 and on page 35 that Messrs. Smith, Fricano, and Sieger were officers of Plures Holdings, Inc. in 2009 and 2010.

Security Ownership of Certain Beneficial Owners . . . , page 36

47.   Please revise to clarify the natural persons with voting or dispositive powers with respect to your shares held by each entity named in the table.

Certain Relationships and Related Transactions . . . , page 38

48.   Please revise to include all information required by Regulation S-K Item 404, including the amount of principal and interest paid on related party loans during the periods for which disclosure is provided and the material terms of all related party promissory notes such as interest and conversion rates. Please also tell us why you do not disclose in this section your related party lease mentioned in the first paragraph on page 22, the related party advances mentioned on page 35 and the first paragraph on page 10 of the audited financial statements for Plures Technologies, Inc., the related party sales mentioned on page 12 of the audited financial statements for Advanced MicroSensors, Inc., the agreement with Quantum mentioned in the third paragraph on page 18 of the audited financial statements of Advanced MicroSensors, Inc., and the January 26, 2009 Stock Purchase Agreement with related parties mentioned on page 11 of your Form 10-Q for the fiscal quarter ended June 30, 2011.

Market for Registrant's Common Equity . . . , page 41

49.   We note your disclosure in the penultimate paragraph on page 42 and the last risk factor
        on page 18. Please revise to disclose the date on which your outstanding securities could
        be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

Description of Securities, page 43

50.   Please tell us the basis for your disclosure, such as on the cover page of your Form 10-K
        for the fiscal year ended September 30, 2010, that your common stock is registered under
        Section 12(b) of the Exchange Act. Cite all authority on which you rely.

Common Stock, page 44

51.   With a view toward disclosure, please tell us whether the rights of holders of your
        common stock may be modified otherwise than by a vote of a majority or more of the
        shares outstanding.

Index of Financial Statements, page 45

52.   Tell us where you have provided financial statements for the quarter ended June 30, 2011
        for the accounting acquirer in the reverse merger with CMSF. Please note that the
        accounting acquirer has succeeded to the registrant's reporting obligation and that there
        should be continuous reporting for the accounting acquirer and any predecessors with no
        lapse in periods, including quarters.

Index of Exhibits, page 46

53.   Please file, or tell us why you have not filed, the following as exhibits:

        •   the Asset Purchase Agreement between Plures Technologies, Inc. and Advanced
            MicroSensors, Inc.;

        •   the instrument defining the rights of your Series A Preferred Stock holders;

        •   your related party loan and convertible note agreements; and

        •   a list of your subsidiaries.

54.   We note that you have requested confidential treatment for portions of Exhibits 10.1 and
        10.2. We will address this request in a separate letter. Please resolve comments on your
        request for confidential treatment, if any.

55.   We note that your Exhibit Index does not indicate that you have omitted portions of
        Exhibits 10.1 and 10.2 pursuant to a request for confidential treatment and that the

material has been filed separately with the Commission. Please revise as appropriate. Refer to Section II.D.5 of Staff Legal Bulletin No. 1.

56.   Please file your final, executed agreements as exhibits. We note that Exhibits 10.1, 10.2, 10.3, 10.4, and 10.5 are unsigned and not dated.

Plures Technologies, Inc.

Note 5. Subsequent Events, page 13

57.   Please expand to disclose how you estimated the fair value of the shares issued in the AMS acquisition.

58.   The tabular data on page 14 indicates that you expect to record a bargain purchase gain on the acquisition of AMS. Please describe to us your process and the results of the reassessment of measurement procedures called for by FASB ASC 805-30-25-4 and FASB ASC 805-30-30-4 through 30-6.

59.   Please disclose the amount of acquisition related expenses pursuant to FASB ASC 805-10-50-2f and the related accounting treatment.

60.   Please describe to us, with a view toward disclosure, the primary factors leading to a bargain purchase gain. Please refer to FASB ASC 805-30-50-1f.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Basis of Presentation and Pro Forma Adjustments, page 6

61.   Please briefly describe to us, with a view toward expanded disclosure, how you determined the fair value of equipment and intangible assets for purposes of preparing the pro forma financial statements. In that regard, please describe to us the model (or models) applied and the key assumptions leading to the expected fair values.

62.   Please expand to explain how the bargain purchase gain is treated for pro forma purposes.

63.   Tell us the amount of any direct incremental costs of the acquisition of AMS and tell us how those costs have been presented for pro forma purposes. Please note that such costs are normally considered to be non-recurring charges directly related to the acquisition for pro forma purposes.

64.   We refer to the disclosure that the actual allocation of purchase price may differ after "a third-party valuation and other procedures have been finalized." Please tell us the nature and extent of your reliance on the third party for the asset valuation.

Exhibit 10.4

65.   Please tell us how Exhibit 10.4 includes Amendments One, Two, Three, and Four to the
        Facilities Lease of Advanced MicroSensors, Inc.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, reviewing accountant,
at (202) 551-3605 if you have questions regarding comments on the financial statements and
related matters. Please contact Aslynn Hogue at (202) 551-3841, or Tim Buchmiller, reviewing
attorney, at (202) 551-3635 with any other questions.

                                                Sincerely,

                                                /s/ Tim Buchmiller for

                                                Amanda Ravitz
                                                Assistant Director

cc (via E-mail): Stuart M . Sieger, Esq.
                 Ruskin Moscou Faltischek, P.C.